Exhibit 4.1

MODIFCATION AGREEMENT

The undersigned, a party to that certain joint venture agreement dated as of December 1, 1954, made between ALVIN SILVERMAN, as Agent, and others, relating to 60 East 42nd St. ASSOCIATES, agrees that the first sentence of Paragraph “Seventh” of said agreement is hereby modified by deleting the phrase “who is not shown by the instruments of transfer to be acting in a representative capacity”, so that the sentence shall read as follows:

“The sale or transfer of the interest of any party, otherwise than under the provisions of Paragraph “Fourth” hereof, shall not be valid unless the transferee is an individual of full age, unless duplicate originals of appropriate written instruments evidencing such sale or transfer are delivered to the Agent for deposit with the original copy of this agreement, and unless the transferee shall accept the transfer in writing.”

The undersigned further agrees to the modification of the second sentence of Paragraph “Eighth” of said agreement by deleting the phrase “provided such individual is not shown by the designation to be acting in a representative capacity”, and by modifying the sentence so that it shall read as follows:

“Any party may designate any individual of full age to succeed him upon his death as a member of the joint venture.”

Except as thus modified, the said joint venture agreement shall remain in full force and effect.

Dated: July 23, 1956

/s/ Rose Simon
Rose Simon

48122.1